# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 1st Floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, SHANGHAI, China (F4), 201103
Date of event which requires filing of this statement: 06/25/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-25-005898
Filed by CIK 0001965684

## Reporting persons
- Sea Pearl Worldwide Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 75,372,329; shared voting power 0; sole dispositive power 73,680,917; shared dispositive power 0; aggregate amount beneficially owned 75,372,329 (18.2% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent (i) 73,680,917 Class B ordinary shares held of record by Express Ocean UniverseLimited, a company registered in British Virgin Islands, (ii) 1,691,412 Class A ordinary shares beneficially owned by EngineHoldings Limited and Express Ocean Universe Limited is wholly owned byDreamline Worldwide Ventures Limited, which is in turn wholly owned by Eternal River Trust, or the Trust, for whichTrident Trust Company (HK) Limited acts as the trustee. Haijun Wang is the sole director of Express Ocean UniverseLimited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of theTrust. The beneficiaries of the Trust are Haijun Wang and Sea Pearl Worldwide Holding Limited, a company registered inthe British Virgin Islands and wholly owned by Haijun Wang.
  
  Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 1,691,412 Class A ordinary sharesbeneficially owned by Engine Holdings Limited. As such, each of Haijun Wangand Sea Pearl Worldwide Holding Limited may be deemed to share beneficial ownership of the foregoing Class Aordinary shares. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respectto the foregoing Class A ordinary shares.
  
  (2) See Item 4 for the calculation of the percentage in row 11.
- Haijun Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 79,904,033; shared voting power 0; sole dispositive power 78,212,621; shared dispositive power 0; aggregate amount beneficially owned 79,904,033 (19.1% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent (i) 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands, (ii) 1,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited, and (iii) 4,531,704 Class A ordinary shares underlying 4,531,704 share options granted to Haijun Wang under the Issuer's Public Company Plan, which are exercisable within 60 days after June 25, 2025.
  
  (2) See Item 4 for the calculation of the percentage in row 11.
- Express Ocean Universe Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 73,680,917; shared voting power 0; sole dispositive power 73,680,917; shared dispositive power 0; aggregate amount beneficially owned 73,680,917 (17.8% of the class)
  Comment: (1) The values in rows 5,7, and 9 represent 73,680,917 Class B ordinary shares held of record by Express Ocean Universe Limited, a company registered in British Virgin Islands.
  
  (2) See Item 4 for the calculation of the percentage in row 11.

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices: 1st Floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, hanghai, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Sea Pearl Worldwide Holding Limited
Haijun Wang
Express Ocean Universe Limited
Address of principal business office or, if none, residence:
For Sea Pearl Worldwide Holding Limited, Haijun Wang and Express Ocean Universe Limited:
20th floor, Wuzhong Building,
618 Wuzhong Road, Minhang District,
Shanghai, People's Republic of China
Citizenship:
Sea Pearl Worldwide Holding Limited: The British Virgin Islands
Haijun Wang: The People's Republic of China
Express Ocean Universe Limited: The British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 340,876,937 Class A ordinary shares (excluding the 6,602,585 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future share issuances upon the exercise or vesting of equity awards under the Issuer's Public Company Share Incentive Plan) and (ii) 73,680,917 Class B ordinary shares, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof, as disclosed in the annual report on Form 20-F for the fiscal year ended December 31, 2024 filed by the Issuer with the SEC on April 25, 2025.
Sole power to vote or to direct the vote:
Sea Pearl Worldwide Holding Limited: 75,372,329
Haijun Wang: 79,904,033
Express Ocean Universe Limited: 73,680,917
Shared power to vote or to direct the vote:
Sea Pearl Worldwide Holding Limited: 0
Haijun Wang: 0
Express Ocean Universe Limited: 0
Sole power to dispose or to direct the disposition:
Sea Pearl Worldwide Holding Limited: 73,680,917
Haijun Wang: 78,212,621
Express Ocean Universe Limited: 73,680,917
Shared power to dispose or to direct the disposition:
Sea Pearl Worldwide Holding Limited: 0
Haijun Wang: 0
Express Ocean Universe Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Sea Pearl Worldwide Holding Limited: /s/ Haijun Wang, Haijun Wang / Director (06/25/2025)
- Haijun Wang: /s/ Haijun Wang, Haijun Wang (06/25/2025)
- Express Ocean Universe Limited: /s/ Haijun Wang, Haijun Wang / Director (06/25/2025)